SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6*)

Technology Development Corporation
------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------
(Title of Class of Securities)

87868L101
------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting Person(s)  CoreStates
                                Financial Corp

   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716

2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power              124,250

    6. Shared Voting Power               -0-

    7. Sole Dispositive Power            -0-

    8. Shared Dispositive Power          -0-

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person    124,250


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                    6.1358%

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK


Item 1.

 (a) Name of Issuer     Technology Development
                        Corporation

 (b) Address of Issuer's Principal Executive Offices

                        621 Six Flags Drive
                        Arlington, Texas 76011

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none, Residence
                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           87868L101

Item 3.  If this Statement is filed pursuant to Rules
         13d-1(b) or 13d-2(b), check whether the
         person filing is a:

 (a) [ ] Broker or dealer registered under Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the
         Act.

 (c) [ ] Insurance Company as defined in Section
         3(a)(19) of the Act.

 (d) [ ] Investment Company registered under
         Section 8 of the Investment Company Act.

 (e) [ ] Investment Adviser registered under Section
         203 of the Investment Advisers Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Securities Act of
         1974, or Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with
         Section 240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section
         240.13d-1(b) (1) (ii) (H).


Item 4.  Ownership

      As of December 31, 1996, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

     (a) Amount Beneficially Owned        124,250

     (b) Percent of Class                   6.1358%

     (c) Number of Shares as to which such
         person has the:

         (i)   sole power to vote or
               to direct the vote          124,250

        (ii)   shared power to vote or
               to direct the vote             -0-

        (iii)  sole power to dispose or
               to direct the
               disposition of                 -0-

        (iv)   shared power to dispose or
               to direct the
               disposition of                 -0-

Item 5.  Ownership of Five Percent or
         Less of a Class                      N/A

Item 6.  Ownership of More then Five
         Percent on Behalf of Another Person

          CoreStates Bank, N.A. and New Jersey
          National Bank hold the options reported
          above under various trust and custodial
          arrangements.

Item 7. Identification and Classification of the
        Subsidiary which Acquired the Security Being
        Reported on By the Parent Holding Company

         CoreStates Bank, N.A., a bank as defined in Section 3(a) (6) of the Act.

Item 8.  Identification and Classification of
         Members of the Group                   N/A


Item 9.  Notice of Dissolution of Group         N/A

Item 10. Certification

      By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

      Date: February 06, 1997

      Dennis Haynes, Compliance Manager - VP